UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

New Chairperson of the Board of Directors

Innoviz Technologies Ltd. (“Innoviz”) hereby reports that the Board of Directors (the “Board”) appointed Yoav Har-Even, a member of the Board, as Chairperson of the Board, effective immediately, following Amichai Steimberg’s decision to step down as Chairperson. Mr. Steimberg will continue to serve as a member of the Board.

A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

The information in this Report of Foreign Private Issuer on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into Innoviz’s Registration Statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos. 333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of Innoviz Technologies Ltd., dated August 31, 2026, titled “Innoviz Technologies Appoints Yoav Har-Even as Chairperson of the Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.
By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: August 31, 2026